SCHEDULE 13D
Under the Securities Exchange Act of 1934
COOL HOLDINGS, INC.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
21640C105
(CUSIP Number)
Carlos Felipe Rezk
55 S.E. 6th Street, Suite 2210
Miami, FL 33131
(305) 753-5488
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 22, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.‘
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Carlos Felipe Rezk ("Rezk")

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,138,722 common shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,138,722 common shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,138,722 common shares, which includes 361,018 unexercised warrants

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.34%*
* The percentages used herein are calculated based upon 8,868,531 outstanding shares of the Issuer as of May 15, 2019, plus 361,018 common shares in aggregate underlying warrants which are beneficially owned by Rezk and included pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.  Security and Issuer.

Cool Holdings, Inc. ("Issuer")
2001 NW 84th Avenue
Miami, Florida 33122

Common Shares, $0.001 par value

Item 2.  Identity and Background.

a.	Name:

Carlos Felipe Rezk

b.	Address:

55 S.E. 6th Street, Suite 2210, Miami, FL 33131

c.	Occupation

Unemployed

d.	Criminal Proceedings and Convictions:

There were no criminal proceedings during the last five years referred to in Item 2(d), in which Rezk was convicted.
e.	Civil Proceeidngs and Judgment, Decree or Order:

There were no civil proceedings during the last five years referred to in Item 2(e), in which Rezk was a party or was or is subject to a judgment, decree or final order.
f.	Citizenship:

United States

Item 3.  Source or Amount of Funds or Other Consideration.

PF

Item 4.  Purpose of Transaction.

On March 12, 2018, Rezk was appointed as an executive officer (Chief Sales and Marketing Officer) and a director of InfoSonics Corp. and simultaneously acquired 125,014 common shares of the Issuer in connection with a merger between InfoSonics Corp. and Cool Holdings, Inc. (the “Merger”).  The 125,014 common shares were held indirectly by ICFR LLC, a Florida limited liability company in which Rezk has a 100% pecuniary interest with sole voting and dispositive power (“ICFR”).  Rezk held 6.37% of the Issuer’s 1,962,057 total outstanding shares as of March 12, 2018.
On August 15, 2018, Rezk exchanged debt obligations held through existing promissory notes into 361,018 common shares of the Issuer at a conversion price of $3.68 per share and acquired 361,018 warrants of the Issuer, exercisable into common shares of the Issuer at an exercise price of $3.56 per share.  The 361,018 shares and 361,018 warrants were held indirectly through ICFR.  As of August 15, 2018, Rezk held 13.03% of the Issuer’s outstanding common shares based on 3,351,632 total outstanding shares on August 14, 2018, plus 3,110,034 common shares issued in connection with the debt exchange (“Debt Exchange Shares”), together with the 361,018 warrants held by the reporting person, included pursuant to Rule 13d-3(d)(1).
On August 17, 2018, Rezk acquired 41,672 common shares of the Issuer at a price of $3.82 per share in connection with the exercise of an option to acquire assets of electronic stores in the Dominic Republic at a price of $3.82 per share (the “Unitron Assets”).  The 41,672 common shares were held indirectly through ICFR. As of August 17, 2018, Rezk held 11.93% of the Issuer’s outstanding common shares based on 3,351,632 total outstanding shares on August 14, 2018, plus the Debt Exchange Shares and 625,077 common shares issued in connection with the Unitron Assets acquisition, together with the 361,018 warrants held by the reporting person, included pursuant to Rule 13d-3(d)(1).
On May 13, 2019, Rezk acquired 250,000 common shares of the Issuer at a price of $2.60 per share.  As of May 13, 2019, Rezk held 12.34% of the Issuer’s outstanding common shares based on 8,868,531 total outstanding shares on May 13, 2019, together with the 361,018 warrants held by the reporting person, included pursuant to Rule 13d-3(d)(1).
On June 5, 2019, Rezk ceased to be an officer and director of the Issuer with no continuing control intent or purpose, holding 12.34% of the Issuer’s outstanding common shares based on 8,868,531 total outstanding shares on June 5, 2019, together with the 361,018 warrants held by the reporting person, included pursuant to Rule 13d-3(d)(1).
Item 5.  Interest in Securities of the Issuer.

250,000 common shares held directly by Rezk
527,704 common shares held indirectly by Rezk through ICFR
Warrants exercisable for 361,018 common shares held indirectly by Rezk through ICFR
Total:  1,138,722 common shares

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Agreement and Plan of Merger dated July 25, 2017 (Filed as Exhibit 2.1 to InfoSonics Corp.’s 8‑K filed July 26, 2017)

Exchange Agreement (Filed as Exhibit 10.1 to Issuer’s 8-K filed on August 15, 2018)

$3.56 Warrant (Filed as Exhibit 10.2 to Issuer’s 8-K filed on August 15, 2018)

Option Agreement, First Amendment to Option Agreement and Notice of Exercise for Unitron Assets (Exhibits 10.1, 10.2 and 10.3 to Issuer’s 8-K filed August 20, 2018

Item 7.  Material to Be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 2, 2019

By:	/s/ Carlos Felipe Rezk
Name: Carlos Felipe Rezk